ALIO GOLD FILES UPDATED TECHNICAL REPORTS

June 9, 2017, Vancouver, BC – Alio Gold Inc (TSX, NYSE MKT: ALO) (“Alio Gold” or the “Company”), formerly Timmins Gold Corp., announced today that it has filed an updated NI 43-101 compliant technical report for the high-grade, high-margin Ana Paula project on the highly prospective Guerrero Gold Belt, Mexico. The report is available on www.sedar.com and the Company’s website.

The results of the Ana Paula Pre-Feasibility Study issued June 7, 2017 incorporates non-material changes requested by the British Columbia Securities Commission as part of a routine review. The June 7th technical report entitled “Preliminary Feasibility Study” and labelled Revision 1 by M3 Engineering supersedes the original report dated May 26, 2017 (Revision 0).

There were no changes to the results of the San Francisco Revitalization plan announced on May 11, 2017 (see news release of the same date) and the associated technical report entitled “Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project” dated May 25, 2017 by Micon International.

About Alio Gold

Alio Gold (formerly Timmins Gold Corp.) is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

For further information contact:

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg.mccunn@aliogold.com

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